November 16, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Charles Eastman and Mr. Andrew Blum

RE:	Cemex, S.A.B. de C.V.
Form 20-F for the year ended December 31, 2022
File No. 1-14946

Ladies and Gentlemen:

In response to your question raised on a telephonic meeting between Cemex, S.A.B. de C.V. (“Cemex” or the “Company”) and members of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) that occurred on October 17, 2023, we advise the Staff that the Company’s shareholders are not required under Mexican law to approve a plan of reorganization in the event of a Mexican insolvency proceeding (concurso mercantil) and, thus, do not have the ability to cause the repayment of the principal amount of the Company’s 5.125% subordinated notes with no fixed maturity issued in 2021 (the “Notes”) (or any accrued interest). In general, in the event of an insolvency proceeding (concurso mercantil) under Mexican law, the Company’s board of directors or management will have the power to agree, or decline to agree, to a proposed plan of reorganization of the Company without any shareholder approval. In other words, the completion of a plan of reorganization contemplated by Mexican law is solely within the Company’s control. The information included herein was prepared by the Company with assistance from more than one external legal counsel with expertise in insolvency proceedings in Mexico under the Mexican Insolvency Law (Ley de Concursos Mercantiles or “LCM”). We remain at your disposal for any follow-up required on this matter.

Section 5.02(b) of the indenture (the “Indenture”) governing the Notes states that the principal amount of the Notes plus accrued but unpaid interest thereon will become immediately due and payable in case of a Bankruptcy Event or a Liquidation Event (each as defined in the Indenture). Pursuant to the LCM, in a Bankruptcy Event, the Notes would become due, but not yet payable, meaning that the Notes would continue to exist with payment rights for the holder, but the Notes do not become payable at that point in time. This is clearly disclosed in one of the risk factors included in the offering memorandum provided to prospective investors in connection with the offering of the Notes (the “Offering Memorandum”). In addition, as previously noted to the Staff, pursuant to Section 2.15(b) of the Indenture, holders of the Notes (“noteholders”) are prevented from directly participating in the reorganization phase of the insolvency proceeding (concurso mercantil). The noteholders have agreed to be represented in such proceeding by the Indenture trustee and have irrevocably instructed the Indenture trustee to abstain from voting in any such proceeding on any matter submitted for approval by general unsecured creditors. As a result, holders of the Notes do not get to vote as a creditor in the reorganization phase of the concurso mercantil and, similarly to shareholders, are not entitled to vote as a creditor either directly or indirectly through the Indenture trustee during such phase. Accordingly, the outcome of such proceeding (i.e., reaching a reorganization plan during the reorganization phase) is in the discretion of the Company and the Company, due to the LCM and the subordination provisions in the Indenture, has no obligation to pay the noteholders in connection with a reorganization. If, however, a reorganization plan is not agreed within the period provided under the LCM,

Ave. Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, San Pedro Garza García, N.L, 66265 México

Tel.: +52 (81) 8888-8888

www.cemex.com

Securities and Exchange Commission November 16, 2023 Page 2

the liquidation of the Company would follow. During liquidation, the noteholders would be entitled to receive cash based on their existing rights (i.e. principal amounts plus accumulated interest, if any) from any residual funds, if any are available at all, but only after all financial obligations (including obligations to general unsecured creditors) are paid in full.

To aid in the Staff’s review, we will elaborate on each one of the above paragraphs and include excerpts of the above referenced risk factor and other relevant disclosures contained in the Offering Memorandum and in the Indenture.

The LCM provides for one sole insolvency proceeding (concurso mercantil) consisting of two successive phases: (1) a first phase (known as the etapa de conciliación or the reorganization phase) that consists of a conciliatory or mediation workout process among creditors and the debtor that is meant to reorganize the business in order to conserve the business enterprise as an ongoing concern; and (2), if the first stage fails to result in a negotiated reorganization, a second stage (known as the quiebra or the liquidation stage) that results in the liquidation of the business and distribution of the company’s assets first to its creditors and, should any assets remain, then to the company’s shareholders.

First Phase – Reorganization Phase (etapa de conciliación)

For purposes of the Indenture, there is no event of default arising from a concurso mercantil, nor a cross-default or cross-acceleration thereunder. Under Mexican law, the requirement that the principal amount of the Notes and any accrued and unpaid interest thereon becoming immediately “due and payable” in case of a Bankruptcy Event operates solely to (i) establish a monetary amount to the noteholders’ claims and (ii) allow the noteholders to participate and be represented in the first phase of the proceedings (as described above). In other words, Cemex, under such scenario, as a matter of Mexican law, would not have any obligation to pay the noteholders, and while they would be allowed to have the existence and amount of their claims recognized in the first phase of the proceedings, they would not have any active role in the proceedings pursuant to the contractual undertakings to abstain from voting in Section 2.15(e) of the Indenture as reproduced below.

“Section 2.15(e) Each Holder hereby irrevocably instructs the Trustee to abstain from voting during the course of any Bankruptcy Event or Liquidation Event to which the Company is a party in any matter submitted for approval by the general unsecured creditors of the Company in any such proceeding.”

Therefore, Cemex’s board of directors and senior management would have control over any payments made to the noteholders as part of any reorganization plan agreed with its creditors in the first phase of the proceedings. Under the LCM, Cemex could agree, without need for the consent from the noteholders, that amounts owed to unsubordinated creditors would be paid and no amounts would be paid to the noteholders. In this event, Cemex would emerge out of the proceedings and continue as an ongoing business, maintaining control of when to pay noteholders. In the liquidation phase, any payment to the noteholders could only be made after all the Company’s unsubordinated obligations have been paid with the proceeds of any remaining assets of Cemex available at the time.

Furthermore, while the LCM recognizes the principal and accrued and unpaid interest in sizing the noteholders’ claims in the proceedings, the mere existence of a claim in an insolvency proceeding does not, under Mexican law, create a legal obligation for Cemex to pay any amount to the noteholders. This is disclosed in the Offering Memorandum in the “Risk Factors” section and is extracted below:

Ave. Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, San Pedro Garza García, N.L, 66265 México

Tel.: +52 (81) 8888-8888

www.cemex.com

Securities and Exchange Commission November 16, 2023 Page 3

“Holders of Notes will have limited rights to enforce payment or the performance of the Issuer’s obligations in respect of the Notes.

Payment of principal on the Notes will not accelerate if the Issuer fails to make payment of any interest, premium or principal when due. If the Issuer fails to make any such payment when due, the rights of holders of Notes are limited to initiating proceedings or requiring the trustee to initiate proceedings to compel the performance of such obligation. Notwithstanding the foregoing, the Issuer will not, by virtue of the institution of any such proceedings, be obliged to pay any sum or sums sooner than the same would otherwise have been payable by the Issuer.

The entire principal amount of all Notes, accrued and unpaid interest, and Additional Amounts thereon will be automatically accelerated, without any action by the trustee or any holder and any principal, interest or Additional Amounts will become immediately due and payable, in case of a Bankruptcy Event or a Liquidation Event; however, pursuant to the Mexican Insolvency Law (Ley de Concursos Mercantiles), in a Bankruptcy Event, the Notes would become due, but not yet payable.

Second Phase – Liquidation Phase (quiebra)

The Notes are contractually subordinated pursuant to the terms of the Indenture and Article 222 of the LCM expressly recognizes this subordination by providing that subordinated creditors are “those creditors that have contractually agreed to the subordination of their right in favor of the common creditors”. Furthermore, Article 223 of the LCM contemplates an absolute priority rule applicable to both phases of concurso mercantil by providing that “no payments will be made to creditors of a-ranked-class, unless the creditors of the previous class have been paid, in accordance with their ranking.”

Accordingly, assuming the noteholders receive no payment pursuant to any reorganization plan agreed to in the first phase of the proceedings (or if no reorganization plan is agreed), payments to the noteholders under the second phase (liquidation) of the proceedings could only be made after all the company’s unsubordinated obligations have been paid with the proceeds of any remaining assets of Cemex available at the time. In other words, pursuant to the terms of the LCM and the Indenture, noteholders could only be entitled to receive any cash payment if any amounts are available to be allocated for such payment following satisfaction of the company’s unsubordinated obligations. Furthermore, under Mexican law, neither a bankruptcy district judge nor the shareholders of Cemex, whether individually or collectively, have or will have any authority to alter the terms of the subordination provisions set forth in the Indenture. Therefore, under applicable Mexican laws, if Cemex were to decide to exclude noteholders from any payment as part of a reorganization plan reached with the company’s other creditors under the concurso mercantil, it could emerge out of the proceedings and continue as an ongoing business maintaining control of when to pay the noteholders.

Equityholders’ Role in Insolvency

Under Mexican law, a company’s equity holders are not recognized as creditors and are not permitted to vote on a reorganization plan (convenio concursal) under article 157 of the LCM. Furthermore, the company’s equity holders do not have a right at any phase of the concurso mercantil to impose any exchange of a financial asset or a cash payment upon noteholders. Therefore, the provision in Cemex’s by-laws (estatutos sociales) that refers to shareholders approval being required for significant transactions (which represent 20% or more of the consolidated assets of the corporation) would not apply to a

Ave. Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, San Pedro Garza García, N.L, 66265 México

Tel.: +52 (81) 8888-8888

www.cemex.com

Securities and Exchange Commission November 16, 2023 Page 4

reorganization proceeding because the reorganization plan would be reached as part of a judicial proceeding governed by the LCM, sanctioned and ordered by a Federal Court and not as part of a transaction in the context of the Cemex’s by-laws.

Accordingly, Cemex would not require any approval of its shareholders regarding any reorganization plan with its creditors agreed as part of the first phase of a concurso mercantil. In particular, the presentation, negotiation, terms and conditions of acceptance, or rejection of any reorganization plan, fall within the sole control and authority of the Chief Executive Officer (“CEO”) and the board of directors of Cemex, and does not fall under the control of the company’s shareholders.

Furthermore, consistent with the G20/OECD Principles of Corporate Governance, the Ley del Mercado de Valores (the “Mexican Securities Law” or “LMV”) allocates the authority and functions of the governing bodies of Mexican issuers. The LMV states that the administration of Mexican public companies, such as Cemex, is the responsibility of the board of directors and the CEO (assisted by senior management). The LMV further establishes the board of directors and the CEO (and senior management) as the representatives of the company in dealings with third parties or stakeholders within the scope of the corporate purpose set forth in the company’s bylaws/charter (estatutos sociales).

The board of directors of a Mexican public company is entrusted with establishing the general strategies for the conduct of business by the company and of those subsidiaries under the company’s control. The board of directors must oversee the business operation, maintenance and the managing of the business by the CEO and the senior management team.

*        *         *        *

Ave. Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, San Pedro Garza García, N.L, 66265 México

Tel.: +52 (81) 8888-8888

www.cemex.com

Securities and Exchange Commission November 16, 2023 Page 5

If you should have any questions about this letter or require further information, please contact Jaime Leal Ammler (Cemex Accounting Technology Director—Controllership) at +52 (81) 8888-4183, or our U.S. legal counsel Gregory A. Fernicola (Skadden, Arps, Slate, Meagher & Flom LLP) at +1 (212) 735-2918.

Very truly yours,

By:	/s/ Maher Al-Haffar
Name:	Maher Al-Haffar
Title:	Executive Vice President of Finance and Chief Financial Officer

cc:	Jaime Leal Ammler, Cemex Accounting Technology Director – Controllership

Gregory A. Fernicola, Skadden, Arps, Slate, Meagher & Flom LLP

Ave. Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, San Pedro Garza García, N.L, 66265 México

Tel.: +52 (81) 8888-8888

www.cemex.com